Exhibit 99.1

News release

Biofrontera AG receives statement of reasons from the Federal Court of Justice for overturning the ruling of the Cologne Higher Regional Court

Leverkusen, Germany, October 14, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, had announced on September 22, 2020, that in a ruling from September 22, 2020, the German Federal Supreme Court has overturned a decision by the Cologne Higher Regional Court dated November 15, 2018, which was directed against the Company. The case was referred back to the Cologne Higher Regional Court for retrial and decision. Biofrontera AG has now received the statement of reasons of the German Federal Supreme Court regarding the reversal of the ruling by the Cologne Higher Regional Court.

The Cologne Higher Regional Court, following an action for annulment and rescission by a shareholder, Deutsche Balaton AG, had annulled the resolution of the Annual General Meeting held on May 24, 2017, which granted discharge to the Management Board of Biofrontera AG for fiscal year 2016. In its reasons for the decision, the Cologne Higher Regional Court assumed that the Management Board had violated the requirement of equal treatment of shareholders in connection with a capital increase carried out in October/November 2016 in a severe and unequivocal manner. The German Federal Supreme Court has now determined that the violation of law assumed by the Cologne Higher Regional Court has not occurred.

While the ruling of the Cologne Higher Regional Court had not become legally binding, the reasoning for the ruling - the alleged significant violation of the duties of the Management Board - was repeatedly publicly communicated or quoted by interested parties (e.g. in countermotions to annual general meetings or at annual general meetings themselves). According to the ruling of the German Federal Supreme Court, however, the nullification of the discharge resolution could not be based on the grounds given by the Cologne Higher Regional Court.

Furthermore, the Annual General Meeting held on May 24, 2017, had resolved to create new authorized capital. The Cologne Higher Regional Court had also declared this resolution null and void, since the Annual General Shareholders’ Meeting had allegedly acted in bad faith towards the plaintiff when passing the resolution. This reasoning also failed to pass the review by the German Federal Supreme Court.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102